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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                         WELLSFORD REAL PROPERTIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    950240101
    -------------------------------------------------------------------------
                                 (CUSIP Number)

                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                    85 Broad Street, New York, New York 10004
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 28, 1999
    -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box 9.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                           ---------------------------------
CUSIP NO. 950240101                                        PAGE 2 OF 39 PAGES
-------------------                           ---------------------------------

-------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                           W/W GROUP HOLDINGS, L.L.C.
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (See Instructions)
                                       OO
-------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]

-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF                               -0-
      SHARES        -----------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY                           4,256,196.9
       EACH         -----------------------------------------------------------
    REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON                                -0-
       WITH         -----------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                        4,256,196.9
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,256,196.9
-------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                              [ ]

-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     17.3%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (See Instructions)
                                       OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                           ---------------------------------
CUSIP NO. 950240101                                        PAGE 3 OF 39 PAGES
-------------------                           ---------------------------------

-------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP XI
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (See Instructions)
                                       OO
-------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]

-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF                               -0-
      SHARES        -----------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY                           4,256,196.9
       EACH         -----------------------------------------------------------
    REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON                                -0-
       WITH         -----------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                        4,256,196.9
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,256,196.9
-------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                              [ ]

-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     17.3%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (See Instructions)
                                       PN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                           ---------------------------------
CUSIP NO. 950240101                                        PAGE 4 OF 39 PAGES
-------------------                           ---------------------------------

-------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                             WH ADVISORS, L.L.C. XI
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (See Instructions)
                                       OO
-------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]

-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF                               -0-
      SHARES        -----------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY                           4,256,196.9
       EACH         -----------------------------------------------------------
    REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON                                -0-
       WITH         -----------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                        4,256,196.9
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,256,196.9
-------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                              [ ]

-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     17.3%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (See Instructions)
                                       OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------                           ---------------------------------
CUSIP NO. 950240101                                        PAGE 5 OF 39 PAGES
-------------------                           ---------------------------------

-------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                      WHWEL REAL ESTATE LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (See Instructions)
                                       OO
-------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]

-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF                               -0-
      SHARES        -----------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY                           4,256,196.9
       EACH         -----------------------------------------------------------
    REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON                                -0-
       WITH         -----------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                        4,256,196.9
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,256,196.9
-------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                              [ ]

-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     17.3%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (See Instructions)
                                       OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------                           ---------------------------------
CUSIP NO. 950240101                                        PAGE 6 OF 39 PAGES
-------------------                           ---------------------------------

-------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                      WHATR GEN-PAR, INC.
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (See Instructions)
                                       OO
-------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]

-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF                               -0-
      SHARES        -----------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY                           4,256,196.9
       EACH         -----------------------------------------------------------
    REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON                                -0-
       WITH         -----------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                        4,256,196.9
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,256,196.9
-------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                              [ ]

-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     17.3%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (See Instructions)
                                       OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------                           ---------------------------------
CUSIP NO. 950240101                                        PAGE 7 OF 39 PAGES
-------------------                           ---------------------------------

-------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP VII
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (See Instructions)
                                       OO
-------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]

-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF                               -0-
      SHARES        -----------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY                           4,256,196.9
       EACH         -----------------------------------------------------------
    REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON                                -0-
       WITH         -----------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                        4,256,196.9
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,256,196.9
-------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                              [ ]

-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   17.3%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (See Instructions)
                                       OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------                           ---------------------------------
CUSIP NO. 950240101                                        PAGE 8 OF 39 PAGES
-------------------                           ---------------------------------

-------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                              WH ADVISORS, L.P. VII
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (See Instructions)
                                       OO
-------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]

-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF                               -0-
      SHARES        -----------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY                           4,256,196.9
       EACH         -----------------------------------------------------------
    REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON                                -0-
       WITH         -----------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                        4,256,196.9
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,256,196.9
-------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                              [ ]

-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    17.3%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (See Instructions)
                                       OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------                           ---------------------------------
CUSIP NO. 950240101                                        PAGE 9 OF 39 PAGES
-------------------                           ---------------------------------

-------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                      WH ADVISORS, INC. VII
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (See Instructions)
                                       OO
-------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]

-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF                               -0-
      SHARES        -----------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY                           4,256,196.9
       EACH         -----------------------------------------------------------
    REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON                                -0-
       WITH         -----------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                        4,256,196.9
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,256,196.9
-------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                              [ ]

-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     17.3%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (See Instructions)
                                       OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------                           ---------------------------------
CUSIP NO. 950240101                                        PAGE 10 OF 39 PAGES
-------------------                           ---------------------------------

-------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP V
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (See Instructions)
                                       OO
-------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]

-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF                               -0-
      SHARES        -----------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY                           4,256,196.9
       EACH         -----------------------------------------------------------
    REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON                                -0-
       WITH         -----------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                        4,256,196.9
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,256,196.9
-------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                              [ ]

-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     17.3%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (See Instructions)
                                       OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------                           ---------------------------------
CUSIP NO. 950240101                                        PAGE 11 OF 39 PAGES
-------------------                           ---------------------------------

-------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                               WH ADVISORS, L.P. V
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (See Instructions)
                                       OO
-------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]

-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF                               -0-
      SHARES        -----------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY                           4,256,196.9
       EACH         -----------------------------------------------------------
    REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON                                -0-
       WITH         -----------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                        4,256,196.9
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,256,196.9
-------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                              [ ]

-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     17.3%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (See Instructions)
                                       OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------                           ---------------------------------
CUSIP NO. 950240101                                        PAGE 12 OF 39 PAGES
-------------------                           ---------------------------------

-------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                               WH ADVISORS, INC. V
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (See Instructions)
                                       OO
-------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]

-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF                               -0-
      SHARES        -----------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY                           4,256,196.9
       EACH         -----------------------------------------------------------
    REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON                                -0-
       WITH         -----------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                        4,256,196.9
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,256,196.9
-------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                              [ ]

-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     17.3%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (See Instructions)
                                       OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------                           ---------------------------------
CUSIP NO. 950240101                                        PAGE 13 OF 39 PAGES
-------------------                           ---------------------------------

-------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                              GOLDMAN, SACHS & CO.
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (See Instructions)
                                       OO
-------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [x]

-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    NEW YORK
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF                               -0-
      SHARES        -----------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY                           4,257,446.9
       EACH         -----------------------------------------------------------
    REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON                                -0-
       WITH         -----------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                        4,257,446.9
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,257,446.9
-------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                              [ ]

-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     17.3%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (See Instructions)
                                    PN/BD/IA
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------                           ---------------------------------
CUSIP NO. 950240101                                        PAGE 14 OF 39 PAGES
-------------------                           ---------------------------------

-------------------------------------------------------------------------------
  1  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                          THE GOLDMAN SACHS GROUP, INC.
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [_]
                                                                        (b) [_]
-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS (See Instructions)
                                       OO
-------------------------------------------------------------------------------
  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]

-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
-------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF                               -0-
      SHARES        -----------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY                           4,257,446.9
       EACH         -----------------------------------------------------------
    REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON                                -0-
       WITH         -----------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                        4,257,446.9
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,257,446.9
-------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                              [ ]

-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     17.3%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (See Instructions)
                                      HC/CO
-------------------------------------------------------------------------------

CUSIP NO. 950240101                                        PAGE 15 OF 39 PAGES

         WHWEL Real Estate Limited Partnership, WHATR Gen-Par, Inc., Whitehall Street Real Estate Limited Partnership VII, WH Advisors, L.P. VII, WH Advisors, Inc. VII, Whitehall Street Real Estate Limited Partnership V, WH Advisors, L.P. V, WH Advisors, Inc. V, W/W Group Holdings, L.L.C., Whitehall Street Real Estate Limited Partnership XI, WH Advisors, L.L.C. XI , Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. hereby amend the report on Schedule 13D, dated August 28, 1997, as amended by Amendment No. 1 thereto dated August 28, 1997, and as further amended by Amendment No. 2 thereto dated May 14, 1998 (as so amended, the "Schedule 13D"), filed in respect of shares of common stock, par value $0.01 per share, of Wellsford Real Properties, Inc., a Maryland corporation. Capitalized terms used but not defined herein shall have the meaning attributed to such terms in Schedule 13D.


Item 1. Security and Issuer.
        -------------------

         Item 1 of the Schedule 13D is hereby amended by replacing the second sentence therein with the following sentence:

         The principal executive offices of the Company is 535 Madison Avenue, 26th Floor, New York, New York 10022.


Item 2. Identity and Background.
        -----------------------

         Item 2 of the Schedule 13D is hereby amended and restated in its entirety with the following:

         This statement is being filed by WHWEL Real Estate Limited Partnership ("WHWEL"), WHATR Gen-Par, Inc. ("WHATR Gen-Par"), Whitehall Street Real Estate Limited Partnership VII ("Whitehall VII"), WH Advisors, L.P. VII ("WH Advisors, L.P. VII"), WH Advisors, Inc. VII ("WH Advisors, Inc. VII"), Whitehall Street Real Estate Limited Partnership V ("Whitehall V"), WH Advisors, L.P. V ("WH Advisors, L.P. V"), WH Advisors, Inc. V ("WH Advisors, Inc. V"), W/W Group Holdings, L.L.C. ("Holdings"), Whitehall Street Real Estate Limited Partnership XI ("Whitehall XI"), WH Advisors, L.L.C. XI ("WH Advisors, L.L.C. XI"), Goldman, Sachs & Co. ("GS&Co.") and The Goldman Sachs Group, Inc. ("GS Group"; and collectively with WHWEL, WHATR Gen-Par, Whitehall VII, WH Advisors, L.P. VII, WH Advisors, Inc. VII, Whitehall V, WH Advisors, L.P. V, WH Advisors, Inc. V, Holdings, Whitehall XI, WH Advisors, L.L.C. XI and GS&Co. the "Reporting Persons").*


--------
* Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than Section 13(d) of the
                                                                     (continued)

CUSIP NO. 950240101                                        PAGE 16 OF 39 PAGES

         WHWEL is a Delaware limited partnership that engages in the business of investing in real estate assets indirectly through its membership interest in Wellsford/Whitehall Group, L.L.C., a Delaware limited liability company ("Wellsford/Whitehall Group") and through its membership interest in Holdings. WHATR Gen-Par, a Delaware corporation, acts as the sole general partner of WHWEL. WHATR Gen-Par is a wholly-owned subsidiary of Whitehall VII and does not engage in any business other than in connection with its role as a general partner of WHWEL.

         Whitehall VII is a Delaware limited partnership that engages in the business of investing in debt and equity interests in real estate assets and businesses. WH Advisors, L.P VII., a Delaware limited partnership, acts as the sole general partner of Whitehall VII; WH Advisors, Inc. VII, a Delaware corporation, acts as the sole general partner of WH Advisors, L.P. VII; and neither WH Advisors, L.P. VII nor WH Advisors, Inc. VII engages in any business other than in connection with its role as a general partner of Whitehall VII and WH Advisors, L.P. VII, respectively. WH Advisors, Inc. VII is indirectly wholly-owned by GS Group.

         Whitehall V is a Delaware limited partnership that engages in the business of investing in debt and equity interests in real estate assets and businesses. WH Advisors, L.P. V, a Delaware limited partnership, acts as the sole general partner of Whitehall V; WH Advisors, Inc. V, a Delaware corporation, acts as the sole general partner of WH Advisors, L.P. V; and neither WH Advisors, L.P. V nor WH Advisors, Inc. V engages in any business other than in connection with its role as a general partner of Whitehall V and WH Advisors, L.P. V, respectively. WH Advisors, Inc. V is indirectly wholly-owned by GS Group.

         Holdings is a Delaware limited liability company that engages in the business of investing in real estate assets indirectly through its membership interest in Wellsford/Whitehall Group. Whitehall XI and WHWEL act as the managing members of Holdings.

         Whitehall XI is a Delaware limited partnership that engages in the business of investing in debt and equity interests in real estate assets and businesses. WH Advisors, L.L.C. XI, a Delaware limited partnership, acts as the sole general partner of Whitehall XI and WH Advisors, L.L.C. XI does not engage in any business other than in connection with its role as a general partner of Whitehall XI. WH Advisors, L.L.C. XI is indirectly wholly-owned by GS Group.

         GS&Co., a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. GS&Co. is an indirect wholly-owned subsidiary of GS Group.

--------
*(...continued)
   Securities Exchange Act of 1934 or that such persons constitute a "group" for any purpose.

CUSIP NO. 950240101                                        PAGE 17 OF 39 PAGES

         GS Group is a Delaware corporation and a holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization and is a successor in interest to The Goldman Sachs Group, L.P., which was merged into GS Group on May 7, 1999.

         As of May 28, 1999, GS&Co. and GS Group may be deemed to indirectly own beneficially 4,256,196.9 shares of Common Stock through Holdings. In addition, as of May 28, 1999, GS&Co., and GS Group indirectly, may be deemed to own beneficially 1,250 shares of Common Stock held in client accounts with respect to which GS&Co. or employees of GS&Co. have voting or investment discretion, or both ("Managed Accounts"). GS&Co. and GS Group each disclaims beneficial ownership of Common Stock (i) owned by WHWEL, Holdings, Whitehall VII, Whitehall V and Whitehall XI to the extent of (a) partnership interests in WHWEL, (b) membership interests in Holdings, (c) partnership interests in Whitehall VII,
(c) partnership interests in Whitehall V and (d) partnership interests in Whitehall XI, in each case, held by persons other than GS&Co., GS Group or their affiliates and (ii) held in Managed Accounts.

         The names, business addresses, and present principal occupation or employment of each executive officer and director of WHATR Gen-Par are listed on
Schedule 2A hereto and are incorporated herein by reference. The names, business addresses, and present principal occupation or employment of each executive officer and director of WH Advisors, Inc. VII are listed on Schedule 2B hereto and are incorporated herein by reference. The names, business addresses, and present principal occupation or employment of each executive officer and director of WH Advisors, Inc. V are listed on Schedule 2C hereto and are incorporated herein by reference. The names, business addresses, and present principal occupation or employment of each executive officer and director of WH Advisors, L.L.C. XI are listed on Schedule 2D hereto and are incorporated herein by reference. The names, business addresses, and present principal occupation or employment of each director of GS Group are set forth in Schedule 2E hereto and are incorporated herein by reference.

         During the last five years, none of the Reporting Persons, or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules 2A, 2B, 2C, 2D and 2E hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         This Item 2 is  qualified  in its entirety by reference to Schedule 2A,
Schedule 2B, Schedule 2C, Schedule 2D and Schedule 2E which are attached hereto and incorporated into this Item by reference.

CUSIP NO. 950240101                                        PAGE 18 OF 39 PAGES

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

         Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs after the fourth paragraph therein:

         In connection with the execution and delivery of the Limited Liability Company Operating Agreement of Wellsford/Whitehall Group, dated as of May 28, 1999 (the "Wellsford/Whitehall Group LLC Agreement"), the following transactions took place: (i) WHWEL contributed to Holdings its right, title and interest in 5,000,000 warrants (the "Old Warrants") issued under the Warrant Agreement, dated as of August 28, 1997, between the Company and United States Trust Company of New York (the "Warrant Agent"), as amended by Amendment No. 1 to Warrant Agreement dated as of July 16, 1998, and as further amended by Amendment No. 2 to Warrant Agreement dated as of May 28, 1999 (as so amended, the "Warrant Agreement"), and (ii) Holdings acquired 150,000 warrants (the "New Warrants"; and collectively with the Old Warrants, the "Warrants") issued under the Warrant Agreement, dated as of May 28, 1999, between the Company and the Warrant Agent (the "New Warrant Agreement"; and together with the Warrant Agreement, the "Warrant Agreements").

         The exercise price of each Warrant is, at the sole election of the holder, either (i) a number of membership units of Wellsford/Whitehall Group equal to the quotient of (x) $10.00 divided by (y) the "Deemed Value Per Membership Unit" (as defined in the Wellsford/Whitehall Group LLC Agreement) or (ii) $10.00 in cash; provided that holders of Warrants may not elect to use membership units of Wellsford/Whitehall Group as the exercise price prior to August 28, 1999. When multiple Warrants are exercised, the exercise price may consist of cash, membership units of Wellsford/Whitehall Group or any combination thereof.

     Upon exercise, the holder of a Warrant will receive, at the sole election of the Company, either (i) 0.826446 shares of Common Stock (as adjusted pursuant to the terms of the Warrant Agreements, the "Shares Amount") or
     (ii) cash in an amount equal to the product of the closing price of the Common Stock as of the date of exercise multiplied by the Shares Amount (the "Cash Amount").

         None of the persons listed on Schedules 2A, 2B, 2C, 2D and 2E hereto has contributed any funds or other consideration towards the purchase of the securities of the Company.

         As of May 28,1999 GS&Co. held 1,250 shares of Common Stock for Managed Accounts. GS&Co. purchased these shares of Common Stock in the ordinary course of its business. All such transactions that were effected during the past 60 days are set forth on Schedule 5A hereto and were effected in the over-the-counter market or through the American Stock Exchange. The aggregate consideration for the purchases listed on Schedule 5A was $5,312.50.

CUSIP NO. 950240101                                        PAGE 19 OF 39 PAGES

Item 4. Purpose of the Transaction.
        --------------------------

         Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

         Holdings acquired the beneficial right, title and interest to the Warrants as part of the formation of Wellsford/Whitehall Group. Holdings is holding the Warrants for investment purposes. As of the date of this statement, none of the Reporting Persons has any plan or proposal which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D, other than in connection with the registration rights granted in the Registration Rights Agreement (as defined in Item 6 below), the Letter Agreements (as defined in Item 6 below) and the rights granted to the members of Wellsford/Whitehall Group to sell certain assets of Wellsford/Whitehall Group under certain circumstances as provided in the Wellsford/Whitehall Group LLC Agreement.

         The foregoing references to the Registration Rights Agreement, the Letter Agreements and the Wellsford/Whitehall Group LLC Agreement are subject to, and qualified in their entirety by reference to, the Registration Rights Agreement, the Letter Agreements and the Wellsford/Whitehall Group LLC Agreement, which are filed as exhibits to this Schedule 13D.

         Each Reporting Person expects to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the status of any business combination involving the Company, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire additional shares of Common Stock or other securities convertible or exchangeable for Common Stock in public or private transactions; dispose of shares of Common Stock or other securities in public or private transactions; and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock or other securities. Any such transactions may be effected at any time and from time to time. To the knowledge of each Reporting Person, each of the persons listed on Schedules 2A, 2B, 2C, 2D and 2E hereto may make the same evaluation and may reserve the same rights.


Item 5. Interest in Securities of the Issuer.
        ------------------------------------

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

CUSIP NO. 950240101                                        PAGE 20 OF 39 PAGES

         1. The Warrants are exercisable for 4,256,196.9 shares of Common Stock, representing approximately 17.3% of the Common Stock reported to be outstanding as of May 14, 1999 (as reported in the Company's Form 10-Q for the quarter ended March 31, 1999 (the "Company's 10Q")). As of May 28, 1999, Holdings beneficially owned such shares of Common Stock.

         2. As of May 28, 1999, each of WHWEL and Whitehall XI, as the managing members of Holdings, may be deemed to beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings as described above, representing approximately 17.3% of the shares of Common Stock reported to be outstanding as of May 14, 1999 (as reported in the Company's 10Q).

         3. As of May 28, 1999, WH Advisors, L.L.C. XI, as the general partner of Whitehall XI, may be deemed to beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings as described above, representing approximately 17.3% of the shares of Common Stock reported to be outstanding as of May 14, 1999 (as reported in the Company's 10Q).

         4. As of May 28, 1999, WHATR Gen-Par, as the general partner of WHWEL, may be deemed to beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings as described above, representing approximately 17.3% of the shares of Common Stock reported to be outstanding as of May 14, 1999 (as reported in the Company's 10Q).

         5. As of May 28, 1999, Whitehall VII, as the direct beneficial owner of all of the capital stock of WHATR Gen-Par, may be deemed to beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings as described above, representing approximately 17.3% of the shares of Common Stock reported to be outstanding as of May 14, 1999 (as reported in the Company's
10Q).

         6. As of May 28, 1999, WH Advisors, L.P. VII, as the general partner of Whitehall VII, may be deemed to beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings as described above, representing approximately 17.3% of the shares of Common Stock reported to be outstanding as of May 14, 1999 (as reported in the Company's 10Q).

         7. As of May 28, 1999, WH Advisors, Inc. VII, as the general partner of WH Advisors, L.P. VII, may be deemed to beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings as described above, representing approximately 17.3% of the shares of Common Stock reported to be outstanding as of May 14, 1999 (as reported in the Company's 10Q).

         8. As of May 28, 1999, Whitehall V, as a limited partner of WHWEL, may be deemed to beneficially own 4,256,196.9 shares of Common Stock, which are

CUSIP NO. 950240101                                        PAGE 21 OF 39 PAGES

beneficially owned by Holdings as described above, representing approximately 17.3% of the shares of Common Stock reported to be outstanding as of May 14, 1999 (as reported in the Company's 10Q).

         9. As of May 28, 1999, WH Advisors, L.P. V, as the general partner of Whitehall V, may be deemed to beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings as described above, representing approximately 17.3% of the shares of Common Stock reported to be outstanding as of May 14, 1999 (as reported in the Company's 10Q).

         10. As of May 28, 1999, WH Advisors, Inc. V, as the general partner of WH Advisors, L.P. V, may be deemed to beneficially own 4,256,196.9 shares of Common Stock, which are beneficially owned by Holdings as described above, representing approximately 17.3% of the shares of Common Stock reported to be outstanding as of May 14, 1999 (as reported in the Company's 10Q).

         11. As of May 28, 1999, GS&Co., as the investment advisor to Whitehall VII, Whitehall V and Whitehall XI, may be deemed to beneficially own 4,257,446.9 shares of Common Stock, including (i) the 4,256,196.9 shares of Common Stock beneficially owned by Holdings as described above, and (ii) 1,250 shares of
Common Stock held in Managed Accounts, representing in the aggregate approximately 17.3% of the shares of Common Stock reported to be outstanding as of May 14, 1999 (as reported in the Company's 10Q).

         12. As of May 28, 1999, GS Group, (i) as the direct beneficial owner of
(a) all of the capital stock of WH Advisors, Inc. VII, (b) all of the capital stock of WH Advisors, Inc. V and (c) the membership interests of WH Advisors, L.L.C. XI and (ii) as a general partner of GS&Co., may be deemed to beneficially own 4,257,446.9 shares of Common Stock, including (i) the 4,256,196.9 shares of Common Stock beneficially owned by Holdings as described above, and (ii) 1,250 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 17.3% of the shares of Common Stock reported to be outstanding as of May 14, 1999 (as reported in the Company's 10Q).

         13. GS Group and GS&Co. disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by Holdings, WHWEL, Whitehall VII, Whitehall V and Whitehall XI to the extent of (a) membership interests in Holdings, (b) partnership interests in WHWEL, (c) partnership interests in Whitehall VII, (d) partnership interests in Whitehall V and (e) partnership interests in Whitehall XI, in each case, held by persons other than GS Group, GS&Co. or their affiliates and (ii) the shares of Common Stock held in Managed Accounts.

         14. None of the Reporting Persons beneficially owns any of the Common Stock as of May 28, 1999 other than as set forth herein.

CUSIP NO. 950240101                                        PAGE 22 OF 39 PAGES

         (b) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated in the second through fourteenth pages of this filing.

         (c) Schedule 5A sets forth transactions in the Common Stock which have been effected during the period from March 29, 1999 through May 28, 1999, all of which were effected in the ordinary course of business of CS&Co. The transactions in the Common Stock described in Schedule 5A, were effectedon the American Stock Exchange.

         Except as set forth on Schedule 5A, no transactions in the Common Stock were effected by Reporting Persons, or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules 2A, 2B, 2C, 2D and 2E hereto, during the period from March 29, 1999 through May 28, 1999.

         (d) Except for clients of GS&Co. who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Reporting Person.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ----------------------------------------------------------

         Item 6 of the Schedule 13D is hereby amended by adding the following paragraphs after the eighth paragraph therein:

         Each Old Warrant is exercisable at any time on or prior to August 28, 2002 for, at the sole election of the Company, either (i) the Shares Amount or (ii) the Cash Amount. The exercise price of each Old Warrant is, at the sole election of the holder, either (i) a number of membership units of Wellsford/Whitehall Group equal to the quotient of (x) $10.00 divided by
     (y) the "Deemed Value Per Membership Unit" (as defined in the Wellsford/Whitehall Group LLC Agreement) or (ii) $10.00 in cash; provided that holders of the Old Warrants may not elect to use membership units of Wellsford/Whitehall Group as the exercise price prior to August 28, 1999. When multiple Old Warrants are exercised, the exercise price may consist of cash, membership units of Wellsford/Whitehall Group or any combination thereof.

         Each New Warrant is exercisable at any time on or prior to May 28, 2004 for, at the sole election of the Company, either (i) the Shares Amount or
     (ii) the Cash Amount. The exercise price of each New Warrant is, at the sole election of the holder, either (i) a number of membership units of Wellsford/Whitehall Group equal to the quotient of (x) $10.00 divided by
     (y) the "Deemed Value Per Membership Unit" (as defined in the Wellsford/Whitehall Group LLC Agreement) or (ii) $10.00 in cash; provided that holders of the New Warrants may not elect to use membership units of Wellsford/Whitehall Group as the exercise price prior to August 28, 1999. When multiple New Warrants are exercised, the exercise price may consist of cash, membership units of Wellsford/Whitehall Group or any combination thereof.

CUSIP NO. 950240101                                        PAGE 23 OF 39 PAGES

         The Shares Amount and the Cash Amount are subject to  adjustments  upon
     (i) the payment of dividends payable in shares of Common Stock; (ii) the payment of a dividend or other distribution or issuance to all holders of Common Stock of rights or warrants to subscribe for or purchase shares of Common Stock at less than the current market price, (iii) subdivisions and combinations of Common Stock, (iv) the dividend or distribution of all holders of Common Stock of debt or equity securities, cash or assets (other than as described in (ii) above and other than in the case of certain excluded dividends and distributions), (v) a tender or exchange offer by the Company for Common Stock at a price in excess of the current market price therefor and (vi) the consummation by the Company of any reclassification, consolidation, merger or sale or exchange of all or substantially all of the Company's assets or other similar transaction.

         The foregoing description of the Warrants and the Warrant Agreements is subject to, and qualified in its entirety by reference to, the Warrant Agreements, which are filed as exhibits to this Schedule 13D.

         The Registration Rights Agreement, dated as of May 28, 1999, between the Company and Holdings (the "Registration Rights Agreement"), grants Holdings demand registration rights to cause the Company to register under the Securities Act of 1933, as amended, the Warrants and shares of Common Stock into which the Warrants are exercisable. The holders of Warrants and the Common Stock into which the Warrants are exercisable will be permitted to make two demands for registration of such securities and up to four demands for registration per year for registration of such securities pursuant to an existing shelf registration statement. The Registration Rights Agreement provides that the costs and expenses of such registration, including the fees and expenses of one counsel for the requesting holders and up to a 5% underwriting discount or commission, will be paid by the Company. In addition, the Company has granted the holders of the Warrants and the shares of Common Stock into which the Warrants are exercisable the right to be included in any registration of securities effected by the Company, subject to possible proration. In connection with any such registration, the Registration Rights Agreement provides that the Company will indemnify and hold harmless, or will contribute to certain losses incurred by, the requesting holders.

         The foregoing description of the Registration Rights Agreement is subject to, and qualified in its entirety by reference to, the Registration Rights Agreement, which is filed as an exhibit to this Schedule 13D.

         WHWEL and the Company are parties to a letter agreement, dated May 28, 1999, pursuant to which WHWEL will be entitled, under certain circumstances, to exchange a portion of its membership units of Wellsford/Whitehall Group for shares of Common Stock. In addition, WHWEL, Holdings, WXI/WWG Realty, L.L.C. ("WWG Realty"), the Company and Wellsford Commercial Properties Trust ("WCPT") are parties to a letter agreement, dated May 28, 1999, pursuant to which the Company and WCPT have a right of first offer to

CUSIP NO. 950240101                                        PAGE 24 OF 39 PAGES

     purchase, under certain circumstances, any Common Stock or shares of beneficial interest of WCPT that WHWEL, Holdings or WWG Realty intends to sell.

         The foregoing description of the letter agreements (the "Letter Agreements") is subject to, and qualified in its entirety by reference to, the Letter Agreements, which are filed as exhibits to this Schedule 13D.

         Except as described in this Schedule 13D, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on
     Schedule 2A, Schedule 2B, Schedule 2C, Schedule 2D and Schedule 2E hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.


Item 7. Material to be Filed as Exhibits.
        --------------------------------

         Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         The following exhibits are filed with this statement:

-------------------------------------------------------------------------------
  Exhibit No.                        Exhibit                           Page
-------------------------------------------------------------------------------
EX-1           Warrant Agreement between Wellsford Real Properties,
               Inc. and United States Trust Company of New York, as
               warrant agent, dated as of August 28, 1997, as
               amended by Amendment No. 1 to Warrant Agreement
               dated as of July 16, 1998, as further amended by
               Amendment No. 2 to Warrant Agreement dated as of
               May 28, 1999.
-------------------------------------------------------------------------------
EX-2           Warrant Agreement between Wellsford Real Properties,
               Inc. and United States Trust Company of New York, as
               warrant agent, dated as of May 28, 1999.
-------------------------------------------------------------------------------
EX-3           Registration Rights Agreement between Wellsford Real
               Properties, Inc. and W/W Group Holdings, L.L.C.,
               dated as of May 28, 1999.
-------------------------------------------------------------------------------
EX-4 Limited Liability Company Operating Agreement of Wellsford/Whitehall Group, L.L.C., dated as of
               May 28, 1999.
-------------------------------------------------------------------------------
EX-5           Letter Agreement between WHWEL Real Estate Limited
               Partnership and Wellsford Real Properties, Inc.,
               dated May 28, 1999.
-------------------------------------------------------------------------------

CUSIP NO. 950240101                                        PAGE 25 OF 39 PAGES

-------------------------------------------------------------------------------
EX-6           Letter Agreement among WHWEL Real Estate Limited
               Partnership, W/W Group Holdings, L.L.C., WXI/WWG
               Realty, L.L.C., Wellsford Real Properties, Inc. and
               Wellsford Commercial Properties Trust, dated May 28,
               1999.
-------------------------------------------------------------------------------

CUSIP NO. 950240101                                        PAGE 26 OF 39 PAGES


                                    SIGNATURE

         Each Reporting Person certifies that, after reasonable inquiry and to the best of such Reporting Person's knowledge and belief, the information set forth in this Statement is true, complete and correct.

Dated: June 7, 1999                         WHWEL REAL ESTATE LIMITED
                                            PARTNERSHIP

                                            By: WHATR Gen-Par, Inc.


                                            By: /s/ Elizabeth M. Burban
                                               --------------------------
                                               Name:  Elizabeth M. Burban
                                               Title: Vice President


Dated: June 7, 1999                         WHATR GEN-PAR, INC.

                                            By: /s/ Elizabeth M. Burban
                                               --------------------------
                                               Name:  Elizabeth M. Burban
                                               Title: Vice President


Dated: June 7, 1999                         WHITEHALL STREET REAL ESTATE LIMITED
                                               PARTNERSHIP VII

                                            By: WH Advisors, L.P. VII

                                                By: WH Advisors, Inc. VII

                                                   By: /s/ Elizabeth M. Burban
                                                      --------------------------
                                                      Name:  Elizabeth M. Burban
                                                      Title: Vice President

Dated: June 7, 1999                         WH ADVISORS, L.P. VII

                                            By: WH Advisors, Inc. VII

                                                By: /s/ Elizabeth M. Burban
                                                   --------------------------
                                                   Name:  Elizabeth M. Burban
                                                   Title: Vice President

CUSIP NO. 950240101                                        PAGE 27 OF 39 PAGES


Dated: June 7, 1999                         WH ADVISORS, INC. VII

                                            By: /s/ Elizabeth M. Burban
                                               --------------------------
                                               Name:  Elizabeth M. Burban
                                               Title: Vice President


Dated: June 7, 1999                         WHITEHALL STREET REAL ESTATE LIMITED
                                               PARTNERSHIP V

                                            By: WH Advisors, L.P. V

                                                By: WH Advisors, Inc. V

                                                    By: /s/ Elizabeth M. Burban
                                                       -------------------------
                                                       Name: Elizabeth M. Burban
                                                       Title: Vice President


Dated: June 7, 1999                         WH ADVISORS, L.P. V

                                            By: WH Advisors, Inc. V

                                                By: /s/ Elizabeth M. Burban
                                                   --------------------------
                                                   Name:  Elizabeth M. Burban
                                                   Title: Vice President


Dated: June 7, 1999                         WH ADVISORS, INC. V

                                            By: /s/ Elizabeth M. Burban
                                               --------------------------
                                               Name:  Elizabeth M. Burban
                                               Title: Vice President


Dated: June 7, 1999                         W/W GROUP HOLDINGS, L.L.C.

                                            By: /s/ Elizabeth M. Burban
                                               --------------------------
                                               Name:  Elizabeth M. Burban
                                               Title: Vice President

CUSIP NO. 950240101                                        PAGE 28 OF 39 PAGES


Dated: June 7, 1999                         WHITEHALL STREET REAL ESTATE LIMITED
                                               PARTNERSHIP XI

                                            By: WH Advisors, L.L.C. XI

                                                By: /s/ Elizabeth M. Burban
                                                   --------------------------
                                                   Name:  Elizabeth M. Burban
                                                   Title: Vice President


Dated: June 7, 1999                         WH ADVISORS, L.L.C., XI

                                            By: /s/ Elizabeth M. Burban
                                               --------------------------
                                               Name:  Elizabeth M. Burban
                                               Title: Vice President


Dated: June 7, 1999                         GOLDMAN, SACHS & CO.

                                            By: /s/ Roger S. Begelman
                                               --------------------------
                                                Name:  Roger S. Begelman
                                                Title: Attorney-in-Fact


Dated: June 7, 1999                         THE GOLDMAN SACHS GROUP, INC.

                                            By: /s/ Roger S. Begelman
                                               --------------------------
                                                Name:  Roger S. Begelman
                                                Title: Attorney-in-Fact

CUSIP NO. 950240101                                        PAGE 29 OF 39 PAGES

                                  SCHEDULE 2A

         The name, position and present principal occupation of each director and executive officer of WHATR Gen-Par, Inc., which is the sole general partner of WHWEL Real Estate Limited Partnership, are set forth below.

         The business address of all the executive officers and managers listed below except G. Douglas Gunn, Todd A. Williams, Angie D. Madison, Larry Goodman and Elizabeth A. O'Brien is 85 Broad Street, New York, New York 10004. The business address of G. Douglas Gunn, Todd A. Williams, Angie D. Madison and Larry Goodman is 100 Crescent Court, Suite 1000, Dallas, Texas 75201. The business address of Elizabeth A. O'Brien is 3 Garden Road, Central, Hong Kong.

         Except for Brahm S. Cramer, who is a Canadian citizen, all executive officers and managers listed below are United States citizens.

Name                       Title                             Present Principal Occupation
----                       -----                             ----------------------------
Rothenberg, Stuart M.      Director/Vice President           Managing Director of
                                                             Goldman, Sachs & Co.

Neidich, Daniel M.         President                         Managing Director of
                                                             Goldman, Sachs & Co.

Lahey, Brian J.            Vice President/Assistant          Vice President of Goldman,
                           Treasurer                         Sachs & Co.

Gunn, G. Douglas           Vice President/Assistant          Vice President of Goldman,
                           Secretary                         Sachs & Co.

Madison, Angie             Vice President/Assistant          Vice President of Goldman,
                           Secretary                         Sachs & Co.

Williams, Todd A.          Vice President/Assistant          Managing Director of
                           Secretary/Assistant Treasurer     Goldman, Sachs & Co.

Siskind, Edward M.         Vice President                    Managing Director of
                                                             Goldman, Sachs & Co.

Klingher, Michael K.       Vice President                    Managing Director of
                                                             Goldman, Sachs & Co.

Kava, Alan S.              Vice President/Assistant          Vice President of Goldman,
                           Secretary                         Sachs & Co.

O'Brien, Elizabeth A.      Vice President/Assistant          Vice President of Goldman,
                           Secretary                         Sachs (Asia) LLC

CUSIP NO. 950240101                                        PAGE 30 OF 39 PAGES

Name                       Title                             Present Principal Occupation
----                       -----                             ----------------------------
Rosenberg, Ralph F.        Vice President/Assistant          Managing Director of
                           Secretary                         Goldman, Sachs & Co.

Weil, David M.             Vice President                    Managing Director of
                                                             Goldman, Sachs & Co.

Naughton, Kevin D.         Vice President/Secretary/         Vice President of Goldman,
                           Treasurer                         Sachs & Co.

Feldman, Steven M.         Vice President                    Managing Director of
                                                             Goldman, Sachs & Co.

Sack, Susan L.             Vice President                    Vice President of Goldman,
                                                             Sachs & Co.

Cramer, Brahm S.           Vice President/Assistant          Vice President of Goldman,
                           Secretary                         Sachs & Co.

Lauer, Kate                Vice President/Assistant          Vice President of Goldman,
                           Secretary                         Sachs & Co.

Burban, Elizabeth M.       Vice President/Assistant          Vice President of Goldman,
                           Secretary                         Sachs & Co.

Goodwin, Larry J.          Vice President/Assistant          Vice President of Goldman,
                           Secretary                         Sachs & Co.


CUSIP NO. 950240101                                        PAGE 31 OF 39 PAGES


                                   SCHEDULE 2B

         The name, position and present principal occupation of each director and executive officer of WH Advisors, Inc. VII, which is the sole general partner of WH Advisors, L.P. VII, the sole general partner of Whitehall Street Real Estate Limited Partnership VII, are set forth below.

         The business address of all the executive officers and managers listed below except G. Douglas Gunn, Todd A. Williams, Angie D. Madison, Elizabeth A. O'Brien, Barry S. Volpert and Jean De Pourtales is 85 Broad Street, New York, New York 10004. The business address of G. Douglas Gunn, Todd A. Williams and Angie D. Madison is 100 Crescent Court, Suite 1000, Dallas, Texas 75201. The business address of Elizabeth A. O'Brien is 3 Garden Road, Central, Hong Kong. The business adress of Barry S. Volpert and Jean De Pourtales is 133 Fleet Street, London EC4A 2BB, England.

         Except for Brahm S. Cramer, who is a Canadian citizen, and Jean De Pourtales, who is a citizen of the United Kingdom, all executive officers and managers listed below are United States citizens.

Name                       Title                             Present Principal Occupation
----                       -----                             ----------------------------
Rothenberg, Stuart M.      Director/Vice President           Managing Director of Goldman,
                                                             Sachs & Co.

Neidich, Daniel M.         President                         Managing Director of Goldman,
                                                             Sachs & Co.

Volpert, Barry S.          Vice President/Assistant          Managing Director
                           Secretary                         Goldman Sachs International

Lahey, Brian J.            Vice President/Assistant          Vice President of Goldman,
                           Treasurer                         Sachs & Co.

Kava, Alan S.              Vice President                    Vice President of Goldman,
                                                             Sachs & Co.

Feldman, Steven M.         Vice President                    Managing Director of Goldman,
                                                             Sachs & Co.

Rosenberg, Ralph F.        Vice President/Assistant          Managing Director of Goldman,
                           Secretary                         Sachs & Co.

Gunn, G. Douglas           Vice President/Assistant          Vice President of Goldman,
                           Secretary                         Sachs & Co.

Weil, David M.             Vice President                    Managing Director of Goldman,
                                                             Sachs & Co.

Naughton, Kevin D.         Vice President/Secretary/         Vice President of Goldman,
                           Treasurer                         Sachs & Co.

CUSIP NO. 950240101                                        PAGE 32 OF 39 PAGES

Name                       Title                             Present Principal Occupation
----                       -----                             ----------------------------
O'Brien, Elizabeth A.      Vice President/Assistant          Vice President of Goldman,
                           Secretary                         Sachs (Asia) LLC

Williams, Todd A.          Vice President/Assistant          Managing Director of Goldman,
                           Secretary/Assistant Treasurer     Sachs &  Co.

Klingher, Michael K.       Vice President                    Managing Director of Goldman,
                                                             Sachs & Co.

Siskind, Edward M.         Vice President/Assistant          Managing Director of Goldman,
                           Treasurer                         Sachs & Co.

Madison, Angie             Vice President/Assistant          Vice President of Goldman,
                           Secretary                         Sachs & Co.

Mortelliti, Josephine      Vice President                    Vice President of Goldman,
                                                             Sachs & Co.

Sack, Susan L.             Vice President                    Vice President of Goldman,
                                                             Sachs & Co.

Pourtales, Jean De         Vice President                    Vice President of Goldman
                                                             Sachs International

Cramer, Brahm S.           Vice President/Assistant          Vice President of Goldman,
                           Secretary                         Sachs & Co.

Lauer, Kate                Vice President/Assistant          Vice President of Goldman,
                           Secretary                         Sachs & Co.

Burban, Elizabeth M.       Vice President/Assistant          Vice President of Goldman,
                           Secretary                         Sachs & Co.


CUSIP NO. 950240101                                        PAGE 33 OF 39 PAGES

                                  SCHEDULE 2C

         The name, position and present principal occupation of each director and executive officer of WH Advisors, Inc. V, which is the sole general partner of WH Advisors, L.P. V, the sole general partner of Whitehall Street Real Estate Limited Partnership V, are set forth below.

         The business address of all the executive officers and managers listed below except G. Douglas Gunn, Todd A. Williams, Angie D. Madison, Elizabeth A. O'Brien, and Nik Shah is 85 Broad Street, New York, New York 10004. The business address of G. Douglas Gunn, Simon T. Blaxland, Todd A. Williams and Angie D. Madison is 100 Crescent Court, Suite 1000, Dallas, Texas 75201. The business address of Elizabeth A. O'Brien is 3 Garden Road, Central, Hong Kong. The business address of Nik Shah is 133 Fleet Street, London EC4A 2BB, England. The business address of Simon T. Blaxland is 2, rue de Thann, 75017 Paris France.

         Except for Brahm S. Cramer, who is a Canadian citizen, Simon T. Blaxland, who is a citizen of the United Kingdom and Nik Shah, who is a citizen of Tanzania, all executive officers and managers listed below are United States citizens.

Rothenberg, Stuart M.      Director/Vice President           Managing Director of Goldman,
                                                             Sachs & Co.

Neidich, Daniel M.         President                         Managing Director of Goldman,
                                                             Sachs & Co.

O'Brien, Elizabeth A.      Vice President/Assistant          Vice President of Goldman,
                           Secretary                         Sachs (Asia) LLC

Lahey, Brian J.            Vice President/Assistant          Vice President of Goldman,
                           Secretary                         Sachs & Co.

Kava, Alan S.              Vice President                    Vice President of Goldman,
                                                             Sachs & Co.

Feldman, Steven M.         Vice President                    Managing Director of Goldman,
                                                             Sachs & Co.

Madison, Angie             Vice President/Assistant          Vice President of Goldman,
                           Secretary                         Sachs & Co.

Weil, David M.             Vice President                    Managing Director of Goldman,
                                                             Sachs & Co.

Rosenberg, Ralph F.        Vice President/Assistant          Managing Director of Goldman,
                           Secretary                         Sachs & Co.

Williams, Todd A.          Vice President/Assistant          Managing Director of Goldman,
                           Secretary/Assistant Treasurer     Sachs & Co.

Naughton, Kevin D.         Vice President/Secretary/         Vice President of Goldman,
                           Treasurer                         Sachs & Co.


CUSIP NO. 950240101                                        PAGE 34 OF 39 PAGES


Siskind, Edward M.         Vice President/Assistant          Managing Director of Goldman,
                           Treasurer                         Sachs & Co.

Klingher, Michael K.       Vice President                    Managing Director of Goldman,
                                                             Sachs & Co.

Gunn, G. Douglas           Vice President/Assistant          Vice President of Goldman,
                           Secretary                         Sachs & Co.

Mortelliti, Josephine      Vice President                    Vice President of Goldman,
                                                             Sachs & Co.

Sack, Susan L.             Vice President                    Vice President of Goldman,
                                                             Sachs & Co.

Blaxland, Simon T.         Vice President                    Vice President of Goldman,
                                                             Sachs Paris Inc. et Cie.

Cramer, Brahm, S.          Vice President/Assistant          Vice President of Goldman,
                           Secretary                         Sachs & Co.

Lauer, Kate                Vice President/Assistant          Vice President of Goldman,
                           Secretary                         Sachs & Co.

Burban, Elizabeth M.       Vice President/Assistant          Vice President of Goldman,
                           Secretary                         Sachs & Co.

Shah, Nik                  Vice President                    Vice President of Goldman
                                                             Sachs International

Weiss, Mitchell S.         Assistant Treasurer               Vice President of Goldman,
                                                             Sachs & Co.

CUSIP NO. 950240101                                        PAGE 35 OF 39 PAGES

                                   SCHEDULE 2D

         The name, position and present principal occupation of each manager and executive officer of WH Advisors, L.L.C. XI, which is the sole general partner of Whitehall Street Real Estate Limited Partnership XI, are set forth below.

         The business address of all the executive officers and managers listed below except G. Douglas Gunn, Todd A. Williams, Angie D. Madison, Paul R. Milosevich, Elizabeth A. O'Brien and Eli Muraidekh is 85 Broad Street, New York, New York 10004. The business address of G. Douglas Gunn, Todd A. Williams, Angie
D. Madison and Paul R. Milosevich is 100 Crescent Court, Suite 1000, Dallas, TX 75201. The business address of Eli Muraidekh is 133 Fleet Street, London EC4A 2BB, England. The business address of Elizabeth A. O'Brien is 3 Garden Road, Central, Hong Kong.

         Except for Brahm S. Cramer, who is a Canadian citizen, all executive officers and managers listed below are United States citizens.

Name                       Position                          Present Principal Occupation
----                       --------                          ----------------------------
Rothenberg, Stuart M.      Manager/Vice President            Managing Director of
                                                             Goldman, Sachs & Co.

Neidich, Daniel M.         Manager/President                 Managing Director of
                                                             Goldman, Sachs & Co.

O'Brien, Elizabeth A.      Vice President/Assistant          Vice President of
                           Secretary                         Goldman Sachs (Asia) L.L.C.

Weil, David M.             Vice President                    Managing Director of
                                                             Goldman, Sachs & Co.

Rosenberg, Ralph F.        Manager/Vice President/           Managing Director of
                           Assistant Secretary               Goldman, Sachs & Co.


CUSIP NO. 950240101                                        PAGE 36 OF 39 PAGES

Name                       Position                          Present Principal Occupation
----                       --------                          ----------------------------
Williams, Todd A.          Vice President/Assistant          Managing Director of
                           Secretary/Assistant               Goldman, Sachs & Co.
                           Treasurer

Naughton, Kevin D.         Vice President/Secretary/         Vice President of
                           Treasurer                         Goldman, Sachs & Co.

Siskind, Edward M.         Vice President/Assistant          Managing Director of
                           Treasurer                         Goldman, Sachs & Co.

Klingher, Michael K.       Vice President                    Managing Director of
                                                             Goldman, Sachs & Co.

Gunn, G. Douglas           Vice President/Assistant          Vice President of
                           Secretary                         Goldman, Sachs & Co.

Lahey, Brian J.            Vice President/Assistant          Vice President of
                           Treasurer                         Goldman, Sachs & Co.

Kava, Alan S.              Vice President                    Vice President of
                                                             Goldman, Sachs & Co.

Feldman, Steven M.         Vice President                    Managing Director of
                                                             Goldman, Sachs & Co.

Madison, Angie D.          Vice President/Assistant          Vice President of
                           Secretary                         Goldman, Sachs & Co.

Weiss, Mitchell S.         Assistant Treasurer               Vice President of
                                                             Goldman, Sachs & Co.

Cramer, Brahm S.           Vice President                    Vice President of
                                                             Goldman, Sachs & Co.

Karr, Jerome S.            Vice President                    Vice President of
                                                             Goldman, Sachs & Co.

Lauer, Kate                Vice President/Assistant          Vice President of
                           Secretary                         Goldman, Sachs & Co.

CUSIP NO. 950240101                                        PAGE 37 OF 39 PAGES


Name                       Position                          Present Principal Occupation
----                       --------                          ----------------------------
Milosevich, Paul R.        Vice President                    Vice President of
                                                             Goldman, Sachs & Co.

Mortelliti, Josephine      Vice President                    Vice President of
                                                             Goldman, Sachs & Co.

Muraidekh, Eli             Vice President                    Vice President of
                                                             Goldman Sachs International

Sack, Susan L.             Vice President/Assistant          Vice President of
                           Secretary                         Goldman, Sachs & Co.

Burban, Elizabeth M.       Vice President/Assistant          Vice President of Goldman,
                           Secretary                         Sachs & Co.


CUSIP NO. 950240101                                        PAGE 38 OF 39 PAGES

                                   SCHEDULE 2E

         The name of each director of The Goldman Sachs Group, Inc. is set forth below.

         The business address of each person listed below except John L. Thornton, Sir John Browne and James A. Johnson is 85 Broad Street, New York, NY 10004. The business address of John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. The business address of Sir John Browne is BP Amoco plc, Brittanic House, 1 Finsbury Circus, London EC 2M, England. The business address of James
A. Johnson is Fannie Mae, 3900 Wisconsin Avenue NW, Washington, D.C. 20016. Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below.


Name                        Present Principal Occupation
----                        ----------------------------

Henry M. Paulson, Jr.       Chairman and Chief Executive Officer of The Goldman
                            Sachs Group, Inc.

Robert J. Hurst             Vice Chairman of the The Goldman Sachs Group, Inc.

John A. Thain               President and Co-Chief Operating Officer of The
                            Goldman Sachs Group, Inc.

John L. Thornton            President and Co-Chief Operating Officer of The
                            Goldman Sachs Group, Inc.

Sir John Browne             Group Chief Executive of BP Amoco plc

James A. Johnson            Chairman of the Executive Committee of the Board of
                            Fannie Mae

John L. Weinberg            Senior Chairman of The Goldman Sachs Group, Inc.

CUSIP NO. 950240101                                        PAGE 39 OF 39 PAGES


                                   SCHEDULE 5A

                         Wellsford Real Properties, Inc.

===============================================================================
Purchases        Sales       Price         Trade Date       Settlement Date
===============================================================================
                 500         $10.625       4-May-99         7-May-99
===============================================================================